
July 10, 2012

Via E-mail
Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated June 15, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 23, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 34

Revenues, page 34

1.    We note your response to prior comment 2 but continue to believe that quantification of the dollar amount of each source of material change is necessary for investors to understand the significance of each factor that contributed to your revenue increase in fiscal years 2011 and 2010. In this regard, it is unclear how much of the 40% increase in revenues in fiscal year 2011 and the 96% increase in revenues in fiscal year 2010 were

attributable to the average revenue per executed agreement.  The disclosure should provide appropriate quantitative context regarding the period-to-period fluctuations and explain the extent to which each material factor contributed to the revenue increase in each fiscal year.  Further, to the extent that fluctuations in the average revenue per agreement have been and continue to be a material trend, quantitative disclosure should be provided if reasonably available and the impact of this measure should be discussed.  Please see Section III.B.3 of SEC Release 33-8350.

2.      In your response to prior comment 5 you indicate that reference to revenues from non-litigation on recent conference calls was intended to provide information to investors regarding the fluctuations in contingent legal fees in relation to revenues and the impact on margins.  Your disclosure in note (b) on page 36 indicates that the increase in contingent legal fees expense in fiscal year 2011 compared to fiscal year 2010 was greater than the increase in revenues primarily due to a higher percentage of revenues recognized in fiscal year 2010 having no corresponding contingent legal fee arrangement obligations, and in the aggregate, lower contingent legal fee rates associated with the portfolios generating revenues in fiscal year 2010.  In the fourth quarter 2011 conference call management indicates that in 2011 the percentage of revenues generated from non-litigating licensing agreements grew to 25% of total revenues from 20% in the prior year and that this has an accretive impact on margins given that legal fees have been 19% to 20% of gross revenues on average.  Please reconcile for us the disclosure in your Form 10-K with management statements in the earnings conference call.  Please tell us, using the periods presented in the 10-K as the basis for your response, and in future filings disclose the following:

- the amount of revenues from non-litigating license arrangements;
- the amount of revenues subject to contingent legal fee arrangements, if this differs from the amount of non-litigating revenues;
- the impact the increasing percentage of non-litigating licensing arrangements has on margins, including a description of how you define margins;
- the impact, in quantified terms if reasonably available, of the aggregate changes in contingent legal fee rates on contingent legal fees expense; and
- any material trends with respect to non-litigating license arrangements and average contingent legal fee rates.

Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

3.      In your response to prior comment 6 you indicate that you disclose on pages 35 and 36 the calculations of inventor royalties as a percentage of related revenues to provide additional information about the fluctuations in inventor royalties in relation to revenues and the fluctuation in revenues period-to-period, including specific information regarding the key drivers of the period-to-period fluctuation in inventor royalties.  While your disclosure provides some information with respect to the relationship between inventor

royalties and aggregate revenues, it does not sufficiently address the relationship between inventor royalties and the associated revenue stream (revenues subject to inventor royalty arrangements), which would appear to be a key driver in period-to-period fluctuations, or the impact of changes in this relationship on margins. Please tell us, using the periods presented in the 10-K as the basis for your response, and in future filings disclose the following:

- the amount of revenues from arrangements subject to inventor royalty obligations;
- the impact of fluctuations in the percentage of revenue subject to inventor royalty obligations arrangements on margins;
- the impact, if reasonably available, the changes in average inventor royalty rates had on inventor royalties expense; and
- any material trends with respect to the relative percentage of revenues subject to inventor royalties and average inventor royalty rates.

Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Consolidated Financial Statements

Note 10. Income Taxes, page F-16

4. In your response to prior comment 8 you indicate that do not have any material foreign operations and have not recognized any revenues from foreign operations historically. You conclude that you will provide additional disclosures in future filings reflecting revenues attributed to customers outside of the U.S., if any. Regarding the payment received from the Korean location in the first quarter of 2011, please clarify for us whether you consider this to be revenues attributed to a customer located outside of the U.S. In your response, identify for us the licensee and domicile of the entity executing the licensing arrangement, quantify the gross licensing amount, and describe how you considered this in the evaluation. Please provide us with a similar analysis as it relates to foreign withholding taxes paid during the quarter ended March 31, 2012.

Clayton J. Haynes
Acacia Research Corporation
July 10, 2012
Page 4

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                          Sincerely,

                                          /s/ Patrick Gilmore

                                          Patrick Gilmore
                                          Accounting Branch Chief